23(h)(3)

ADMINISTRATIVE SERVICES AGREEMENT

CALVERT SAGE FUND

ADDENDUM TO SCHEDULE A

Listed below is an additional Series (including Classes) of Calvert SAGE Fund that is entitled to receive administrative services from Calvert Administrative Services Company, Inc. ("CASC") under the Administrative Services Agreement dated September 30, 2008, and which will pay annual fees to CASC pursuant to the Agreement.

Calvert Large Cap Value Fund
Class A	0.20%
Class C	0.20%
Class I	0.10%
Class Y	0.20%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a Series or Class commences operations, absent waivers.

Date: September 30, 2008